Contact

www.linkedin.com/in/casper-hanney-35b88a73 (LinkedIn)

Top Skills

Television Writing
Scriptwriting
Producing

Languages

English (Native or Bilingual)

Publications

Multiplicity of Women and Reversed Gender Roles in Orphan Black
Changing the Story

Casper Hanney

Founder of Post Relativity & Ghost Kits
Los Angeles, California, United States

Summary

I have experience in all stages of multimedia production, with my specialty in producing and writing in the entertainment business.

Experience

Ghost Kits

Founder & CEO
November 2024 - Present (1 year 5 months)
Los Angeles, California, United States

Post Relativity

Founder & Post Executive
September 2024 - Present (1 year 7 months)
Los Angeles, California, United States

Pairadox Studios

Co-Founder & Post Executive
November 2022 - September 2024 (1 year 11 months)

Champion Turf Inc

Post Producer
January 2022 - December 2022 (1 year)
Los Angeles Metropolitan Area

Super League Gaming

APOC
June 2021 - June 2022 (1 year 1 month)

Brat TV

7 months

Post Production Supervisor
August 2021 - January 2022 (6 months)
Los Angeles, California, United States

Line Producer
July 2021 - January 2022 (7 months)
Los Angeles County, California, United States

Dark Burn Creative
Production Coordinator
August 2019 - June 2021 (1 year 11 months)
Los Angeles, CA

Coordinated over 40 capture artists daily, booking them on production work for the creation of video game trailers. Supervised all capture artists during production, ensuring the quality of work met the company's standard. Worked with producers and clients to create trailers from inception to versioning and finishing. Experience in Excel and Gantt spreadsheets and schedules, creative pitching, estimate creation, margin and cost tracking, management, and client relationships.

Awesomeness
9 months

Production Assistant / Associate Producer
July 2019 - March 2020 (9 months)
Los Angeles, CA

Worked as an Associate Producer and Production Assistant on several production shoots for the shows Life After Quince (S6) and My Dream Quinceañera (S35).

Assistant Editor
July 2019 - July 2019 (1 month)
Los Angeles, CA

Assisted with the footage organization and editing of AwesomenessTV's show Growing Up Eileen (S3E13). Worked with editors to cut out unnecessary or redundant segments, creating a more fluid and attentive narrative.

ELI Talks
Producer
March 2019 - July 2019 (5 months)
Chicago, IL

Produce, direct, and edit interview-style videos with the purpose of finding original messages and captivating concepts to share with ELI's strong social media audience. Provide complete coverage of conferences, culminating in a quick-turn highlight video to showcase the inspiring moments and takeaway messages of the event. Travel and attend client meetings and pitch sessions to flesh out initial ideas and propose creative multimedia solutions.

The Cary Company
Digital Filmmaker
October 2018 - March 2019 (6 months)
Greater Chicago Area

Pitched, scripted, produced, and directed product videos to highlight inventory and increase website traffic and sales. Worked with a creative team to document and showcase The Cary Company's dynamic workforce and environment including both inside and outside sales as well as their warehouse division.

Q Center - The Dolce Conference Collection
Associate Producer
February 2017 - July 2018 (1 year 6 months)
United States

Produced both events and videos with my team at Q Creative for Fortune 500 companies. Assisted in the full production of informational videos, green screen conversational videos, narrative-driven videos, networking events, and several hundred-thousand-dollar budgeted events located around the United States. Experience in editing scripts, creating production schedules, managing and booking crew and talent, researching and pitching creative solutions, editing footage, directing video/event segments, and managing budgets.

American Mass Media Corporation
Production Worker
July 2015 - January 2016 (7 months)
Greater Chicago Area

Assisted in filming and editing over twenty commercials for various Chicago companies that aired on television and radio stations. Worked on set, filming, and lighting segments for an original reality television series about a rising entrepreneur and wine connoisseur.

Columbia College Chicago - Frequency TV
Producer
February 2014 - May 2015 (1 year 4 months)
Greater Chicago Area

Pitched, produced, and edited over thirty short videos that featured different parts of Columbia College. Co-produced the Freq Out 2015 Documentary which has been awarded a NATAS Student Production Award in the Chicago/ Midwest Chapter of the Emmys.

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Education

Columbia College Chicago
Bachelor's Degree, Television · (2012 - 2016)